Exhibit 12

Computation in Support of Ratio of Earnings to Fixed Charges

Ameriprise Financial, Inc.

	Years Ended December 31,
	2009	2008		2007	2006	2005
	(dollars in millions)
Earnings:
Pretax income (loss) before discontinued operations and accounting change	$905	$(371)		$1,016	$797	$745
Interest and debt expense(1)	137	114		133	136	87
Interest portion of rental expense(2)	38	28		31	29	26
Amortization of capitalized interest	3	3		1	—	1
Undistributed (income) loss from equity investees	25	28		1	(1)	—
Minority interest in pretax losses	—	(54)		(8)	—	—
Minority interest in pretax income of subsidiaries that have incurred fixed charges	14	—		—	50	—
Total earnings before banking and deposit interest expense and interest credited to fixed accounts(a)	1,122	(252)		1,174	1,011	859
Banking and deposit interest expense and interest credited to fixed accounts	1,069	977		1,104	1,210	1,275
Total earnings(c)	$2,191	$725		$2,278	$2,221	$2,134

Fixed charges:
Interest and debt expense(1)	$137	$114		$133	$136	$87
Interest component of rental expense(2)	38	28		31	29	26
Capitalized interest	3	8		5	—	—
Total fixed charges before banking and deposit interest and interest credited to fixed accounts(b)	178	150		169	165	113
Banking and deposit interest expense and interest credited to fixed accounts	1,069	977		1,104	1,210	1,275
Total fixed charges(d)	$1,247	$1,127		$1,273	$1,375	$1,388

Ratio of earnings to fixed charges before banking and deposit interest expense and interest credited to fixed accounts(a/b)	6.3	NM	(3)	6.9	6.1	7.6

Ratio of earnings to fixed charges(c/d)	1.8	NM	(3)	1.8	1.6	1.5

NM: Not Meaningful.

(1)               Interest on non-recourse debt of consolidated limited partnerships and VIEs is included in interest and debt expense provided in the table above. This interest is recorded in banking and deposit interest expense on the Consolidated Statements of Operations.

(2)               The interest portion of rental expense represents one-third of rental expense relating to operating leases.

(3)               Earnings were insufficient to cover fixed charges for the year ended December 31, 2008 by $402 million primarily due to negative market impacts on Results of Operations, including $762 million in pretax impairments on Available-for-Sale securities.